                                                             Relates to Form S-1
                                                      Registration No. 333-82217
                                              Filed under Rule 424(b)(3) and (c)

                  SUPPLEMENT TO PROSPECTUS OF FINET.COM, INC.

    The following information supplements the prospectus, dated July 30, 1999, of FiNet.com, Inc. related to 76,107,995 shares of its Common Stock. This supplement should be read in conjunction with the prospectus.

                THE DATE OF THIS SUPPLEMENT IS DECEMBER 17, 1999

I. DEPARTURE OF CHIEF EXECUTIVE OFFICER AND EXECUTIVE VICE PRESIDENT OF SALES AND MARKETING

    On December 15, 1999, FiNet.com announced that Mark Korell, its Chairman, President and Chief Executive Officer would retire from all positions he holds with FiNet.com, effective January 15, 2000. Following Mr. Korell's retirement, Stephen J. Sogin, a current member of FiNet.com's board of directors, will serve as Interim Chief Executive Officer.

    In November 1999, Kevin Gillespie, our Executive Vice President--Sales and Marketing, resigned. He was replaced by Kellie Johnson Abreu.

II. RISK FACTORS

    The risk factors titled "IF OUR MANAGEMENT IS NOT ABLE TO IMPROVE AND EXPAND OUR OPERATIONS, OUR BUSINESS COULD SUFFER," "THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY HAVE AN ADVERSE EFFECT ON OUR BUSINESS" and "IF WE LOSE ACCESS TO CREDIT FACILITIES TO FINANCE OUR MORTGAGE LENDING ACTIVITIES, OUR GROWTH PROSPECTS COULD BE SEVERELY LIMITED," beginning on pages 4, 4 and 11, respectively, of the prospectus of which this supplement forms a part, are deleted in their entirety and replaced with the following risk factors:

"IF OUR MANAGEMENT IS NOT ABLE TO IMPROVE AND EXPAND OUR OPERATIONS, OUR
  BUSINESS COULD SUFFER.

    In 1999, we replaced most of our management team by hiring, among others, Mark Korell, our Chairman, President and Chief Executive Officer, Gary Palmer, our Executive Vice President--Chief Financial Officer, Michael Conway, our Executive Vice President--Capital Markets, Kevin Gillespie, our Executive Vice President--Sales and Marketing, Thomas Porter, our Executive Vice President--Administration and Chris Skeadas, our Chief Operating Officer. Mark Korell has announced his retirement effective January 15, 2000. Kevin Gillespie resigned in November 1999. Our remaining management team has limited experience worked together, and we can not be sure that they will be able to work together effectively to improve and expand our operations. If FiNet.com's new President and Chief Executive Officer, when appointed, and the current members of the management team are not able to improve and expand our operations, our financial condition, profitability and growth prospects could be materially adversely affected.

THE LOSS OF ANY ADDITIONAL EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY HAVE
  AN ADVERSE EFFECT ON OUR BUSINESS.

    Mr. Korell has recently announced his retirement as Chairman, President and Chief Executive Officer and we have had to replace another key member of our management team. We believe that our future success will depend to a significant extent on the continued services of our remaining senior management and other key personnel, including, among others: Gary Palmer, Michael Conway, Thomas Porter and Chris Skeadas. The loss of the services of any of these employees, or other key employees, could have a material adverse effect on our business, results of operations and financial condition. We do not maintain "key person" life insurance for any of our personnel.

    FiNet.com is seeking to find a replacement for Mr. Korell. However, we have not been successful in recruiting a permanent replacement for Mr. Korell. Delay in recruiting a candidate to fill the Chief Executive Officer position, or any other key position which may become vacant, could have a material adverse effect on our business, results of operations and financial condition.

    IF WE LOSE ACCESS TO CREDIT FACILITIES TO FINANCE OUR MORTGAGE LENDING ACTIVITIES, OUR GROWTH PROSPECTS COULD BE SEVERELY LIMITED.

    We act as a lender for many of the loans we originate. Because we are not a bank, we are dependent upon specialized mortgage credit facilities from other lenders to finance our mortgage lending activities. In August 1999, we entered into a $75 million committed warehouse borrowing agreement with GMAC/RFC to replace an existing $35 million agreement with GMAC/RFC. In the agreement, which expires on May 31, 2000, we make numerous representations, warranties and operating and financial covenants. A material breach by FiNet.com of any of these representations, warranties or covenants could result in the termination of the agreement and an obligation to repay the entire amount outstanding under the agreement. For instance, Mr. Korell's retirement will constitute a technical default under the agreement, which will permit GMAC/RFC to refuse to continue to make the credit facility available to FiNet.com. In the past, we have had to obtain waivers from GMAC/RFC's for defaults under the agreement. We cannot assure you that we will secure a waiver from GMAC/RFC for the default which will occur due to Mr. Korell's retirement, or that financing will continue to be available on favorable terms or at all. To the extent that we are unable to access adequate capital to fund loans, we may have to curtail or cease our loan funding activities entirely. This would have a material adverse effect on our business, results of operations and financial condition."

III. UNAUDITED FINANCIAL INFORMATION

    The financial data presented below for the three months ended, and as of, October 31, 1999 and for the three months ended October 31, 1998 is derived from our unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for the three months ended October 31, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending April 30, 2000. Our balance sheet data as of April 30, 1999 is derived from our unaudited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in the prospectus.

    The following information was included in our quarterly report on Form 10-Q for the three months ended October 31, 1999, as filed with the Securities and Exchange Commission on December 15, 1999.

                                                              OCTOBER 31    APRIL 30
                                                                 1999         1999
                                                              -----------   ---------
                                                              (AMOUNTS IN THOUSANDS)
                                                              (UNAUDITED)
                                       ASSETS
Cash and cash equivalents...................................   $  27,993    $   4,202
Marketable equity securities................................       2,700           --
Accounts receivable, net of allowances of $1,121 and
  $2,150....................................................       2,888        2,245
Mortgages held for sale, net of allowances of $2,701 and
  $3,851....................................................      42,280       33,438
Mortgage servicing rights...................................          --        2,693
Furniture, fixtures & equipment, net........................       3,475        1,575
Goodwill....................................................       1,704           --
Other assets................................................       3,425        1,102
                                                               ---------    ---------
Total assets................................................   $  84,465    $  45,255
                                                               =========    =========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Warehouse and other lines of credit.........................      37,925    $  33,038
Accounts payable............................................         137          517
Notes payable and capitalized leases........................         182          481
Accrued expenses and other liabilities......................       5,895        4,531
                                                               ---------    ---------
    Total liabilities.......................................      44,139       38,567

Commitments and contingencies

Stockholders' equity:
Common stock, par value $.01 per share (150,000 shares
  authorized, 93,392 and 78,638 shares issued and
  outstanding at October 31 and April 30, 1999,
  respectively).............................................         933          786
  Additional paid-in capital................................     100,966       53,782
  Accumulated deficit.......................................     (62,452)     (47,880)
  Other comprehensive income................................         879           --
                                                               ---------    ---------
  Total stockholders' equity................................      40,326        6,688
                                                               ---------    ---------
    Total liabilities and stockholders' equity..............   $  84,465    $  45,255
                                                               =========    =========

                            See accompanying notes.

                        FINET.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              OCTOBER 31            OCTOBER 31
                                                          -------------------   -------------------
                                                            1999       1998       1999       1998
                                                          --------   --------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues................................................  $ 2,371    $ 6,586    $ 4,415    $14,727
Cost of revenues........................................    2,220      5,178      5,034     10,831
                                                          -------    -------    -------    -------
Gross profit (loss).....................................      151      1,408       (619)     3,896
Operating expenses
  General and administrative............................    4,477      3,731      8,789      6,995
  Marketing and advertising.............................    3,231        188      4,073        639
  Depreciation and amortization.........................      301        290        390        541
  Other.................................................      373        709        700        857
                                                          -------    -------    -------    -------
    Total expenses......................................    8,382      4,918     13,952      9,032
                                                          -------    -------    -------    -------
Loss from operations....................................   (8,231)    (3,510)   (14,571)    (5,136)
                                                          -------    -------    -------    -------
Other interest expense..................................       --      1,321         --      2,243
                                                          -------    -------    -------    -------
Loss before income taxes................................   (8,231)    (4,831)   (14,571)    (7,379)
Income tax expense......................................       --         --         --         --
                                                          -------    -------    -------    -------
Net loss................................................  $(8,231)   $(4,831)   $(14,571)  $(7,379)
                                                          =======    =======    =======    =======
Basic and diluted net loss per common share.............  $ (0.09)   $ (0.15)   $ (0.17)   $ (0.23)
                                                          -------    -------    -------    -------
Weighted average common shares used in computing basic
  and diluted net loss per common share.................   92,276     32,913     88,221     32,693
                                                          -------    -------    -------    -------

                            See accompanying notes.

                        FINET.COM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                    OCTOBER 31
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
                                                              (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss....................................................  $ (14,571)   $ (7,379)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................        444       1,569
  Imputed interest from convertible debentures..............         --       1,959
  Asset valuation adjustments...............................        181          --
  (Gain) loss on sale of mortgage servicing rights..........         --        (420)
  Changes in operating assets and liabilities:
    (Increase) decrease in mortgage loans held for sale.....     (8,841)      9,244
    (Increase) decrease in receivables from sales of
      mortgage
      loans, servicing rights and other receivables.........        200           4
    (Increase) decrease in other assets.....................     (2,682)       (467)
    Net increase (decrease) in warehouse borrowings.........      4,887      (9,820)
    Increase (decrease) in accounts payable and accrued
      expenses..............................................        896      (2,216)
                                                              ---------    --------
Net cash used in operating activities.......................    (19,486)     (7,526)
INVESTING ACTIVITIES:
Proceeds from sale of mortgage servicing rights.............      1,848       1,509
Purchase of furniture, fixtures and equipment...............     (2,408)       (248)
Cash acquired in acquisition................................         --         185
Acquisition of purchased technology and intangibles.........         --        (481)
Other.......................................................         --          12
                                                              ---------    --------
Net cash provided by (used in) investing activities.........       (560)        977
FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of expenses.....     41,893          --
Proceeds from issuance of convertible debt..................         --       1,384
Proceeds from issuance of preferred stock...................         --       2,286
Proceeds from the exercise of common stock warrants and
  options...................................................      2,153         197
Proceeds from advances on note payable and line of credit...         --       1,400
Repayment of note payable, capitalized leases and line of
  credit....................................................       (209)       (309)
Other equity................................................         --        (450)
                                                              ---------    --------
Net cash provided by financing activities...................     43,837       4,508
                                                              ---------    --------
Net increase (decrease) in cash.............................     23,791      (2,041)
Cash at beginning of period.................................      4,202       2,178
                                                              ---------    --------
Cash at end of period.......................................  $  27,993    $    137
                                                              =========    ========
SUPPLEMENTAL DISCLOSURES:
  Interest paid.............................................  $     267    $  3,779
  Taxes paid................................................  $      49    $      2

                            See accompanying notes.

                        FINET.COM, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.      THE COMPANY

ORGANIZATION

    FiNet.com ("FiNet" or "the Company") is a provider of mortgage services to consumers and mortgage broker businesses, including online mortgage services. The Company primarily markets its consumer mortgage services through marketing agreements with general interest websites and co-branding arrangements with financial services websites. FiNet operates its consumer direct and business-to-business segments through Monument Mortgage, Inc. ("Monument"), which is licensed to originate loans in 47 states and the District of Columbia. The majority of Monument's business activity is carried out in California.

RISKS AND UNCERTAINTIES

    The Company has a limited operating history under its current business model, and its prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by consumers, vendors and/or advertisers, and the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties.

    The Company has experienced losses in recent fiscal years and had an accumulated deficit at October 31, 1999 of $62,452,000. Net losses are expected for the foreseeable future. Equity capital has been raised to fund operations. The Company's cash on hand at October 31, 1999 was $27,993,000. Future capital requirements depend on many factors including the Company's ability to execute its business plan. To execute its business plan, the Company may need to raise additional capital through the issuance of debt or equity. There can be no assurance that the Company will be able to raise additional capital, or that such capital will be available at all on satisfactory terms. Failure to raise additional capital when needed could have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 2.      BASIS OF PRESENTATION

INTERIM FINANCIAL INFORMATION

    The accompanying financial statements as of October 31, 1999 and October 31, 1998 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods ending and as of October 31, 1999 and 1998. These financials statements and notes thereto are unaudited and should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 10-K. The results for the three and six month periods ended October 31, 1999 are not necessarily indicative of the expected results for the year ending December 31, 1999.

    Beginning December 31, 1999, FiNet.com, Inc. will change its year end from a fiscal year ending April 30, to a calendar year ending December 31. Results for the eight-month transition period ending December 31, 1999 will be reported in the next annual reporting period on Form 10-K which will be dated December 31, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

    Certain amounts in the prior quarter period financial statements have been reclassified consistent with the current quarter presentation.

REVENUE RECOGNITION

    Lending transaction fees are deferred until the related loan is sold. Upon sale of the loan, deferred transaction fee income is recognized and included in gain on sale of mortgage loans. Discounts and premiums from the origination of mortgage loans held for sale are deferred and recognized as adjustments to gain or loss upon sale.

    Loan servicing fees represent fees earned for servicing loans for various investors. The fees are either based on a contractual percentage of the outstanding principal balance or a fixed dollar amount per loan. Fees are credited to income when the related payments are received.

    Loan brokerage fees represent fees earned by the Company's consumer-direct segment for processing of mortgage loan applications for third party lenders. The fees for providing these services are recognized at such time as the loans are funded by the lender.

    Direct loan origination costs and other production costs attributable to inventory as well as other costs associated with revenues earned during the period are included in "Cost of revenues" in the Company's Consolidated Statement of Operations.

    The Company's revenue components for the period ended October 31 are:

                                                                THREE MONTHS
                                                                    ENDED           SIX MONTHS ENDED
                                                                 OCTOBER 31            OCTOBER 31
                                                               (IN THOUSANDS)        (IN THOUSANDS)
                                                             -------------------   -------------------
                                                               1999       1998       1999       1998
                                                             --------   --------   --------   --------
Revenues:
Warehouse interest income..................................   $  660     $2,154     $1,109    $ 3,957
Gain on sale of servicing rights and mortgage loans........      848      3,216      1,669      8,618
Loan servicing fees........................................       38        217        286        570
Loan brokerage fees........................................      248        890        629      1,375
Other......................................................      577        109        722        207
                                                              ------     ------     ------    -------
Total revenues.............................................   $2,371     $6,586     $4,415    $14,727
                                                              ======     ======     ======    =======

    For the three month and six month periods ended October 31, 1998, direct loan origination costs were included in the computation of the gain or loss on sale of the related loans. The components of the prior period statements of operations have been reclassified and condensed to conform to the presentation of the quarter ended October 31, 1999.

                        FINET.COM, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3.      ACQUISITION

    On August 20, 1999, FiNet acquired certain operations and assets of Lowestrate.com, Inc. ("Lowestrate"). The assets included the trademark "Lowestrate.com" and the related website and certain equipment and software. The acquired assets and operations will be used in the Company's consumer-direct segment. The purchase price was 1,400,000 shares of the Company's common stock. 560,000 of these shares were issued to the seller at the purchase date and are valued at approximately $1,820,000. The remaining 840,000 shares were placed in escrow subject to release to Lowestrate and will be valued as additional purchase price when the contingencies are satisfied. Certain ancillary agreements were entered into in connection with the acquisition, including a $500,000 non interest-bearing loan to Lowestrate, secured by 200,000 of the escrowed shares. The $500,000 note is included in the Company's "Accounts Receivable" on its Consolidated Balance Sheet at October 31, 1999.

    Subsequent to the asset and operations purchase date and until appropriate licensing requirements were completed, Monument performed certain processing and marketing services for Lowestrate and recorded fees and expenses related to these services. The licensing requirements were completed subsequent to October 31, 1999. Accordingly, subsequent to the licensing date, Monument Mortgage will employ the remaining Lowestrate employees, and FiNet's results of operations will include the activities of those employees.

    On October 28, 1999, the Company acquired the remaining 50% interest of a joint venture, increasing its interest to 100%. The purchase price was 600,000 shares of the Company's common stock. The only assets of the joint venture are marketable equity securities. The joint venture has no operating activities.

NOTE 4.      MORTGAGE SERVICING RIGHTS

    Mortgage servicing rights and the related valuation allowance activity were as follows:

                                                              OCTOBER 31   OCTOBER 31
                                                                 1999         1998
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Balance at beginning of year................................    $ 2,693      $ 5,478
Additions...................................................         --        1,231
Sales.......................................................     (2,693)      (1,330)
Scheduled amortization......................................         --         (919)
Impairment additions charged to operations..................         --           --
Impairment reductions credited to operations................         --           --
                                                                -------      -------
Ending balance..............................................    $     -      $ 4,460
                                                                =======      =======

    In connection with mortgage servicing activities, the Company segregates, escrow and custodial funds in a separate trust account and excludes this balance of $138,000 and $3.7 million at October 31, 1999 and April 30, 1999, respectively, from its balance sheet.

NOTE 5.      FURNITURE, FIXTURES AND EQUIPMENT

    Furniture, fixtures and equipment consists of the following:

                                                              OCTOBER 31   APRIL 30
                                                                 1999        1999
                                                              ----------   --------
                                                                 (IN THOUSANDS)
Furniture and fixtures......................................    $   781    $   315
Computer equipment..........................................      3,946      2,650
Office equipment............................................      1,722      1,622
Leasehold improvements......................................        215        243
                                                                -------    -------
Total cost..................................................      6,664      4,830
Less: accumulated depreciation..............................     (3,189)    (3,255)
                                                                -------    -------
Net furniture, fixtures and equipment.......................    $ 3,475    $ 1,575
                                                                =======    =======

NOTE 6. BORROWING ARRANGEMENTS

    Borrowing arrangements consist of the following:

                                                              OCTOBER 31   APRIL 30
                                                                 1999        1999
                                                              ----------   --------
                                                                 (IN THOUSANDS)
WAREHOUSE AND OTHER LINES OF CREDIT
Warehouse lines of credit:
  $75 million committed and $35 million
    uncommitted respectively, bearing interest at
    LIBOR + variable spread, expires May 31, 2000...........     37,913    $30,906
  $10 million committed, bearing interest at
    LIBOR + 2.5%, expired December 31, 1998.................         --      1,001
Purchase/Repurchase agreements:
  $10 million, bearing interest at prime....................         --        138
  $10 million, bearing interest at prime....................         12        993
                                                                -------    -------
                                                                 37,925    $33,038
                                                                =======    =======
Notes payable and capitalized leases (various rates)........        182    $   481
                                                                =======    =======

WAREHOUSE LINES OF CREDIT

    The Company's continuing operations employed a $75 million revolving warehouse facility during the period. The remaining facilities with balances at April 30, 1999 were used by the Company's discontinued operations, and, after the balances are liquidated, will not be renegotiated. In August, 1999, the Company entered into a new lending agreement with its primary warehouse lender, GMAC/RFC. The new agreement provides the Company with a committed $75 million warehouse borrowing facility that carries an interest rate of LIBOR plus 1.75%. The agreement expires on May 31, 2000. For the three month periods ended October 31, 1999 and 1998, the Company recorded warehouse interest expense of $162,000 and $2,228,000, respectively. For the six month periods ended October 31, 1999 and 1998, the Company recorded interest expense of $297,000 and $3,886,000 respectively. Borrowings under this warehouse facility are secured by the mortgages held for sale thereby financed. At October 31, 1999, and April 30, 1999, LIBOR was 5.41% and 4.90%, respectively, and the prime rate was 8.25 % and 7.25%, respectively.

    Our available credit lines also include Fannie Mae's "As Soon as Pooled/Early Purchase Option" (the "ASAP Plus" program). Under the ASAP Plus program, Fannie Mae funds us on the loans we deliver to them upon receipt of appropriate mortgage collateral. Fannie Mae subsequently purchases the mortagage loans for cash upon receipt of complete and accurate mortgage pool and other documentation. While approximately 66% of loans funded by Monument Mortgage in fiscal 1999 were sold to Fannie Mae, we have not used the ASAP Plus program since Fannie Mae reinstituted our eligibility on February 1, 1999 after a period of ineligibility due to our financial condition and management structure.

WAREHOUSE FACILITY COVENANTS

    The agreement for the warehouse line of credit (the "Agreement") contains various financial covenants including minimum net worth, current ratio, tangible net worth, and leverage ratio requirements. Should an event of default occur, as defined in the Agreement, outstanding principal and interest are due on demand. At April 30, 1999, the Company was in violation of various financial covenants related to its non-primary warehouse lenders. The Company is negotiating the closure of these warehouse lines. At October 31, 1999, the Company was in default of certain financial covenants with its primary warehouse lender. The Company has obtained a waiver of this default.

NOTE 7.      COMMITMENTS AND CONTINGENCIES

LITIGATION

    Prior to the Mical acquisition, a lawsuit was filed which alleges, among other things, that Mical made certain payments in violation of the Real Estate Settlement Procedures Act and induced mortgage brokers to breach their alleged fiduciary duties. The plaintiffs seek unspecified compensatory and punitive damages. Management believes that its compensation programs comply with applicable laws and with long standing industry practices and that it has meritorious defenses to the action. The Company intends to defend vigorously against the action and believes that the ultimate resolution will not have a material adverse effect on the Company's results of operations or consolidated financial position.

    The Company and certain subsidiaries are defendants in various legal proceedings. Although it is difficult to predict the outcome of such cases, after reviewing with counsel all such proceedings, management does not expect the aggregate liability, if any, resulting therefrom, will have a material adverse effect on the consolidated financial position or results of operations of the Company and its subsidiaries.

NOTE 8.      STOCKHOLDERS' EQUITY

    During the six months ended October 31, 1999, FiNet issued 11,059,120 shares of common stock for net proceeds of $41,205,000 through private placements.

    FiNet recorded $879,000 of "Other comprehensive income" relating to unrealized gains on marketable equity securities held as available for sale at October 31, 1999.

NOTE 9.      SEGMENT INFORMATION

    The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which requires certain disclosures about operating segments in a manner that is consistent with how management evaluates the performance of the segment. The Company has identified two reportable business segments: business to business and consumer direct. Information related to the Company's reportable operating segments is shown below.

                                                            THREE MONTHS         SIX MONTH ENDED
                                                          ENDED OCTOBER 31         OCTOBER 31
                                                         -------------------   -------------------
                                                           1999       1998       1999       1998
                                                         --------   --------   --------   --------
                                                           (IN THOUSANDS)        (IN THOUSANDS)
Revenue
  Business-to-business.................................  $ 1,511    $ 5,110    $ 3,054    $ 12,278
  Consumer-direct......................................      296      1,366        797       2,339
                                                         -------    -------    -------    --------
Segment Revenue........................................    1,807      6,476      3,851      14,617
  Corporate............................................      564        110        564         110
                                                         -------    -------    -------    --------
                                                         $ 2,371    $ 6,586    $ 4,415    $ 14,727
                                                         =======    =======    =======    ========
Operating income
  Business-to-business.................................   (5,853)      (653)    (7,937)       (468)
  Consumer-direct......................................     (741)      (832)    (1,796)     (2,001)
                                                         -------    -------    -------    --------
Segment operating income...............................   (6,594)    (1,485)    (9,733)     (2,469)
  Corporate............................................   (1,637)    (3,346)    (4,838)     (4,910)
                                                         -------    -------    -------    --------
                                                         $(8,231)   $(4,831)   $(14,571)  $ (7,379)
                                                         =======    =======    =======    ========
Capital expenditures
  Business-to-business.................................    1,507         24      2,045         107
  Consumer-direct......................................       96         52        130          58
                                                         -------    -------    -------    --------
Segment Capital expenditures...........................    1,603         76      2,175         165
  Corporate............................................        7        336        233         349
                                                         -------    -------    -------    --------
                                                         $ 1,610    $   412    $ 2,408    $    514
                                                         =======    =======    =======    ========
                                                                               October    April 30
                                                                                    31        1999
                                                                               -------    --------
Identifiable assets
  Business-to-business.................................                         75,083      40,141
  Consumer-direct......................................                          4,571       3,211
                                                                               -------    --------
Segment Identifiable assets............................                         79,654      43,352
  Corporate............................................                          4,811       1,903
                                                                               -------    --------
                                                                               $84,465    $ 45,255
                                                                               -------    --------
Long-lived assets
  Business-to-business.................................                          2,477         624
  Consumer-direct......................................                            185         311
                                                                               -------    --------
Segment long-lived assets..............................                          2,662         935
  Corporate............................................                            813         640
                                                                               -------    --------
                                                                               $ 3,475    $  1,575
                                                                               =======    ========

    The remaining differences from the segment amounts to the consolidated amounts relate principally to the corporate functions including administrative costs, corporate cash and related interest income.

NOTE 10.      SUBSEQUENT EVENTS

    Mark L. Korell, Chairman, Chief Executive Officer and President retired effective January 15, 2000. His retirement will trigger an event of default under the Company's warehouse lending agreement with GMAC/RFC.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    WE HAVE MADE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS SUPPLEMENT THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE INFORMATION CONCERNING OUR POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS. ALSO, WHEN WE USE SUCH WORDS AS "BELIEVE," "EXPECT," "ANTICIPATE," "PLAN," "COULD," "INTEND" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. YOU SHOULD NOTE THAT AN INVESTMENT IN OUR SECURITIES INVOLVES CERTAIN RISKS AND UNCERTAINTIES THAT COULD AFFECT OUR FUTURE FINANCIAL RESULTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 8 OF THE PROSPECTUS OF WHICH THIS PROSPECTUS SUPPLEMENT IS A PART.

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS.

OVERVIEW

    FiNet.com is a full service, on-line mortgage banker that offers an easy-to-use, one stop mortgage source for consumers and mortgage brokers. We operate one of the first sites on the Internet that enables the consumer to apply for and receive credit approval on-line, and to electronically search, analyze and select from a wide variety of mortgage loan products and rates offered by us and other lenders. We make the mortgage process easier and more understandable, while maintaining quality service by controlling the consumer's entire mortgage lending experience. We also provide on-line and e-commerce technologies and loan process management tools to mortgage broker businesses to enable them to compete more effectively with on-line and other national lenders and brokers and to help their customers make better informed borrowing decisions.

    We earn revenues through both the origination and sale of mortgage loans. As a retail originator of loans, we generate loan origination income and loan-related fees through loans funded and brokered by us. Our loan origination income consists of origination points paid to us by borrowers or discount points paid to us by wholesale lenders. Our loan-related fees consist of application, documentation and processing fees paid by borrowers.

    On the loans that we sell, we generate revenues from net premium income and interest income. Net premium income consists of the net gain on the sale of mortgage loans and mortgage servicing rights. This net gain is recognized based upon the difference between the combined selling price of the loans and their related servicing rights, and the carrying value of the mortgage loans and servicing rights sold. Interest income consists of the interest we receive on our mortgage loans held for sale.

    Our costs and expenses related to revenues consist largely of:

           - interest paid under our warehouse credit facilities;

           - loan-related expenses, consisting of fees paid to third parties for appraisal and credit report services and reserves for potential loan repurchase and premium recapture obligations;

           - salaries, commissions and benefits paid to employees;

           - general and administrative expenses such as occupancy costs, office expenses and professional services; and

           - depreciation and amortization expense related principally to our facilities, computers and goodwill associated with our acquisitions.

IMPACT OF OUR DISCONTINUED UNITS-MICAL, COASTAL AND OUR SERVICING BUSINESS

    We incurred significant losses at both our Mical and Coastal subsidiaries in fiscal 1999. New management elected to discontinue these business units in the last half of fiscal 1999. In addition, management determined that servicing loans would not be a part of on-going operations and began preparing the servicing portfolios for sale. The servicing portfolio was sold late in the quarter ended July 31, 1999, and $279,000 of additional expense was recognized upon its sale. The following table summarizes the impact these discontinued business units had on our consolidated operating results for the three and six month periods ended October 31, 1999 and 1998:

                                                                THREE MONTHS
                                                                    ENDED           SIX MONTHS ENDED
                                                                 OCTOBER 31            OCTOBER 31
                                                             -------------------   -------------------
                                                               1999       1998       1999       1998
                                                             --------   --------   --------   --------
                                                               (IN THOUSANDS)        (IN THOUSANDS)
Revenues...................................................   $ 101     $ 3,204    $   401    $ 7,795
Cost of revenues...........................................     218       2,752      1,553      6,156
                                                              -----     -------    -------    -------
Gross profit...............................................    (117)        452     (1,152)     1,639
Other expenses
  General and administrative...............................     294       1,158        881       2618
  Marketing and advertising................................      (2)         86          3        267
  Depreciation and amortization............................      --         134         30        144
  Other....................................................      73         676        102        743
                                                              -----     -------    -------    -------
Total expenses.............................................     365       2,054      1,016      3,772
                                                              -----     -------    -------    -------
Loss from operations.......................................    (482)     (1,602)    (2,168)    (2,133)
Other interest expense.....................................      --         (84)        --         42
                                                              -----     -------    -------    -------
Loss before income taxes...................................    (482)     (1,518)    (2,168)    (2,175)
Income tax expense.........................................      --          --         --         --
Net loss...................................................   $(482)    $(1,518)   $(2,168)   $(2,175)
                                                              =====     =======    =======    =======

RESULTS OF OPERATIONS

QUARTER ENDED OCTOBER 31, 1999 COMPARED TO OCTOBER 31, 1998

REVENUES AND VOLUMES

    Total loan volume for FiNet's production units is summarized below.

                                                              FOR THE THREE MONTHS
                                                                ENDED OCTOBER 31
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
                                                              ---------------------
Business to Business........................................  $172,022    $330,581
Consumer-direct.............................................    24,371      87,287
                                                              --------    --------
    Total Loan Volume.......................................  $196,393    $417,868
                                                              ========    ========

    Loan volume decreased $221.5 million, or 53%, to $196.4 million for the quarter ended October 31, 1999 from $417.9 million for the quarter ended October 31, 1998. Revenues decreased $4.2 million, or 64%, to $2.4 million for the quarter ended October 31, 1999 from $6.6 million for the quarter ended October 31, 1998. The volume decrease was attributable primarily to the volume of the discontinued business units that were no longer operating in the quarter ended October 31, 1999. Additionally, business-to-business segment volumes decreased in our continuing units. Mortgage lending rates have increased in the current fiscal year relative to the prior fiscal year, slowing mortgage industry originations. In addition, price decreases in effect during the quarter ended October 31, 1999 negatively impacted revenues since they were not offset by volume increases. We expect to increase revenues through the planned expansion of our sales force and increased emphasis on the business to business segment, through acquisitions and through strategic relationships. However, there can be no assurance that increased revenues will be achieved.

COST OF REVENUES AND GROSS PROFIT

    Cost of revenues decreased $3.0 million, or 57%, to $2.2 million for the quarter ended October 31, 1999 from $5.2 million for the quarter ended October 31, 1998. However, as a percentage of revenues, cost of revenues increased, decreasing our gross profit to 6% of revenues. Compensation costs of production-related personnel, the primary component of cost of revenues in our continuing businesses, does not decrease proportionately with volume decreases.

    Warehouse interest expense decreased $2.1 million or 93% to $162,000 for the quarter ended October 31, 1999 from $2.2 million for the quarter ended October 31, 1998 primarily due to the volume decrease. In addition, in October of 1998, RFC increased the interest rates on the Company's borrowings to 4% in excess of the rates otherwise applicable; in fiscal 1999, the excess rates were not levied. Also, in fiscal 1999, RFC allowed certain excess cash balance accounts to be offset against amounts due on warehouse borrowings, thereby further reducing the company's warehouse interest expense for the current fiscal period compared to the comparable period of the prior year.

    In addition, we employed our excess cash to fund a large portion of our mortgage inventory during a portion of the six months ended October 31, 1999, whereas for the six months ended October 31, 1998, we financed over 95% of our mortgage inventory. The decrease in inventory financing in the period ending October 1999 compared to the quarter ending October 1998 contributed to lower warehouse facility borrowings, contributing to the decrease in interest expense.

GENERAL AND ADMINISTRATIVE

    Personnel costs and other general and administrative costs of our continuing businesses increased
$1.7 million, or 63%, to $4.2 million in the quarter ended October 31, 1999 from $2.5 million in the quarter ended October 31, 1998. Decreases attributable to the discontinued units were offset by significant increases in personnel costs as well as professional fees at the continuing units. Personnel costs have increased as FiNet increased its management team and hired additional sales and production employees. In addition, general and administrative expenses have increased significantly as the result of our spending associated with becoming Year 2000 compliant.

MARKETING AND ADVERTISING

    We have initiated a number of marketing relationships in recent months designed to attract prospective customers to our website, with the intent of increasing revenues. As a result, marketing and advertising has increased $3.0 million to $3.2 million for the quarter ended October 31, 1999 from $188,000 in the quarter ended October 31, 1998. FiNet intends to significantly decrease its spending on branding over the subsequent twelve months relative to spending incurred in the current quarter.

OTHER INTEREST EXPENSE

    Other interest expense decreased $1.3 million to zero for the quarter ended October 31, 1999. During the quarter ended October 31, 1998, we incurred other interest expense as we amortized our 3% subordinated convertible debt discount. We also incurred interest expense related to certain notes payable, a working capital line of credit, and borrowings for the previous purchase of servicing assets. These obligations was reduced to zero during the year ended April 30, 1999; therefore, we did not incur material interest expense other than warehouse interest expense during the quarter ended October 31, 1999.

SIX MONTHS ENDED OCTOBER 31, 1999 COMPARED TO SIX MONTHS ENDED
  OCTOBER 31, 1998

REVENUES AND VOLUMES

    Total loan volume for FiNet's production units is summarized below.

                                                              FOR THE SIX MONTHS
                                                               ENDED OCTOBER 31
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                              -------------------
Business to Business........................................  $285,017   $145,791
Consumer-direct.............................................    76,522    673,200
                                                              --------   --------
    Total Loan Volume.......................................  $361,539   $818,991
                                                              ========   ========

    Loan volume decreased $457.4 million, or 56%, to $361.6 million for the six months ended October 31, 1999 from $819.0 million for the six months ended October 31, 1998. Revenues decreased $10.3 million, or 70%, to $4.4 million for the six months ended October 31, 1999 from $14.7 million for the six months ended October 31, 1998. The volume decrease was attributable primarily to the volume of the discontinued business units that were no longer operating in the six months ended October 31, 1999. Additionally, business-to-business segment volumes decreased in our continuing units. Mortgage lending rates have increased in the current fiscal year relative to the prior fiscal year, slowing mortgage industry originations. In addition, price decreases negatively impacted revenues since they were not offset by volume increases. We expect to increase revenues through the planned expansion of our sales force and increased emphasis on the business to business segment, and through acquisitions and strategic relationships. However, there can be no assurance that increased revenues will be achieved.

COST OF REVENUES AND GROSS PROFIT

    Cost of revenues decreased $5.8 million, or 54%, to $5.0 million for the six months ended October 31, 1999 from $10.8 million for the six months ended October 31, 1998. However, as a percentage of revenues, cost of revenues increased, decreasing our gross profit to (14)% of revenues. Compensation costs of production-related personnel, the primary component of cost of revenues in our continuing businesses, does not decrease proportionately with volume decreases. Gross profit was also negatively affected by loan loss provisions of $833,000 established for one of our discontinued business units and $279,000 of additional expense related to the sale of our servicing portfolio, neither of which were incurred in the six months ended October 31, 1998.

    Warehouse interest expense decreased $3.6 million or 92% to $297,000 for the six months ended October 31, 1999 from $3.9 million for the six months ended October 31, 1998 primarily due to the volume decrease. In addition, we employed our excess cash to fund our mortgage inventory during a portion of the six month period, whereas for the period ended October 31, 1998, we financed over 95% of our mortgage inventory. Also, in fiscal 1999, our primary warehouse lender allowed certain excess cash balance accounts to be offset against amounts due on warehouse borrowings, thereby further reducing the company's warehouse interest expense for the current fiscal period compared to the comparable period of the prior year. The decrease in inventory financing in the period ended October 1999 compared to the 1998 period resulted in lower warehouse facility borrowings, contributing to the decrease in interest expense.

GENERAL AND ADMINISTRATIVE

    Personnel costs and other general and administrative costs of our continuing businesses increased
$3.5 million, or 81%, to $7.9 million in the six months ended October 31, 1999 from $4.4 million in the quarter ended October 31, 1998. Decreases attributable to the discontinued units were offset by significant increases in personnel costs as well as professional fees at the continuing units. Personnel costs have increased as FiNet increased its management team and hired additional sales and production employees. In addition, general and administrative expenses have increased significantly as the result of our spending associated with becoming Year 2000 compliant.

MARKETING AND ADVERTISING

    We have initiated a number of marketing relationships in recent months designed to attract prospective customers to our website, with the intent of increasing revenues. As a result, marketing and advertising has increased $3.4 million to $4.1 million for the six months ended October 31, 1999 from $639,000 in the six months ended October 31, 1998. FiNet intends to significantly decrease its spending on branding over the subsequent twelve months relative to spending incurred in the current six month period.

OTHER INTEREST EXPENSE

    Other interest expense decreased $2.2 million to zero for the six months ended October 31, 1999 from $2.2 million for the six months ended October 31, 1998. During the quarter ended October 31, 1998, we incurred other interest expense as we amortized of our 3% subordinated convertible debt discount. We also incurred interest expense related to certain notes payable, a working capital line of credit, and borrowings for the previous purchase of servicing assets. These obligations was reduced to zero during the year ended April 30, 1999; therefore, we did not incur material interest expense other than warehouse interest expense during the quarter ended October 31, 1999

FINANCIAL CONDITION

    FiNet continues to rely on external sources of equity financing to fund operations, to complete acquisitions and to make capital investments. The $33.6 million increase in stockholders' equity to $40.3 million at October 31, 1999 from $6.7 million at April 30, 1999 is due to increases in equity resulting primarily from private placements and warrant exercises, partially offset by a loss of $14.6 million incurred for the the six month period ended October 31, 1999.

    Our cash increased by $23.8 million to $28.0 million at October 31, 1999 from $4.2 million at April 30, 1999, as the result of cash received from private placements partially offset by our use of cash to fund some of our mortgage origination activities and to make capital investments. In addition, during the prior year, we used our warehouse facility exclusively to finance approximately 95% of the funds advanced to the borrower in a mortgage origination transaction. During the current year, we employed either our excess cash or a combination of our cash and our warehouse facility to fund originations.

    Mortgage servicing rights decreased from $2.7 million at April 30, 1999 to zero at October 31, 1999. The servicing portfolio was sold late in the quarter ended July 31, 1999. We received cash of $1.8 million, and we recorded the balance due in "Accounts receivable" on our Consolidated Balance Sheet at July 31, 1999. We expect to collect substantially all of the balance due on this sale during the balance of the current fiscal year and the first half of the year beginning January 1, 2000.

    Warehouse borrowings increased $4.9 million, or 15%, from $33.0 million at April 30, 1999 to
$37.9 million at October 31, 1999 as the Company's loan originations increased late in the period ended October 31, 1999.

    Accrued expenses increased as we increased our spending on professional services relating to the implementation of systems infrastructure required for Year 2000 preparedness and as marketing expenses increased in connection with our emphasis on branding our name.

    While FiNet's financial condition has improved as a result of equity issuances, our ability to improve our financial condition through improved results of operations is dependent on our ability to significantly increase loan origination volumes, to achieve highly efficient operations, and to manage warehouse and operating expenses given the level of volumes. Our financial condition is further dependent on economic conditions such as the general health of the economy and demand for mortgage loans. There can be no assurance that we will be able to improve our financial condition through profitable operations.

LIQUIDITY AND CAPITAL RESOURCES

    The nature of the mortgage lending business requires us to advance cash on a daily basis to fund newly originated loans. These funds are provided either through conventional mortgage warehouse lines of credit, through "purchase repurchase" arrangements, or through the use of our cash balances. Additional cash resources, obtained primarily through the private placement of our common stock are used to satisfy its obligations to lenders, to fund ongoing expenses such as administration and marketing, to invest in product development and to expand our business geographically. Currently operations are not generating sufficient cash to meet our operating requirements.

    Operating activities including daily operating expenditures, repayment of warehouse borrowings and funding new originations used $19.5 million of cash during the six months ended October 31, 1999.

    Our investing activities included investments of $2.4 million in furniture, fixtures and equipment and the divestiture of our servicing portfolio. We received cash of $1.8 million from our portfolio sale, and we expect to receive the balance of the cash due during the remainder of the current fiscal year and in the first quarter of the year beginning January 1, 2000. We expect our capital spending to decrease significantly as we have completed our Year 2000 remediation program and we have consolidated our west coast operations into one facility.

    Financing activities, primarily the issuance of common stock through private placements and warrant exercises, provided $43.8 million during the six months ended October 31, 1999.

    On August 9, 1999 we entered into a new, $75 million committed warehouse borrowing agreement with GMAC/RFC. The new agreement replaced the existing $35 million extended agreement. The agreement expires May 31, 2000. The new facility may be used for the origination or the acquisition of mortgage loans, and it is secured by mortgages loans which it funds. Borrowings under this agreement bear interest at LIBOR plus 1.75%. The agreement contains a number of covenants that, among other things, require us to maintain a minimum current ratio, a minimum ratio of total liabilities to tangible net worth and maintain a minimum level of tangible net worth.

    If we continue to maintain at least our current level of working capital borrowing resources, we believe that our cash resources will be sufficient to finance our minimum working capital requirements for the coming twelve months.

POTENTIAL FOR NASDAQ DELISTING

    There are several requirements for continued listing on the Nasdaq SmallCap Market ("Nasdaq"), including a minimum stock price of $1.00 per share. If our common share price closes below $1.00 per share for 30 consecutive days, we may receive notification from Nasdaq that our common stock will be delisted from the Nasdaq unless the stock closes at or above $1.00 per share for at least 10 consecutive days during the 90 day period following such notification.

    Delisting from the Nasdaq and inclusion of our common stock on the OTC Bulletin Board or similar quotation system could adversely affect the liquidity and price of our common stock and make it more difficult for investors to obtain quotations or trade this stock.

    In December 1998, we received notice from Nasdaq that we had not met required financial ratio criteria for continued listing on the Nasdaq. Nasdaq requested that we maintain a minimum net worth of $2 million and submit to Nasdaq certain periodic financial reporting until July 1999. We have complied with Nasdaq's special reporting request and required ratio criteria.

YEAR 2000 READINESS

    The Year 2000 issue concerns the ability of automated applications to process date-dependent processes, calculations and information by properly interpreting the year. The Year 2000 issue could potentially impact our business-critical computerized applications relating to, among others, loan origination, servicing, pipeline management, hedging, payroll, financing and financial accounting and reporting. In addition, other non business-critical systems and services may also be affected. We have assembled a project team of consultants, executive personnel and personnel from the information technology, operations and finance departments to:

           - assess the readiness of our systems, and the systems of our vendors and suppliers, third-party service providers, customers and financial institutions;

           - replace or correct through program changes all our non-compliant applications; and

           - develop contingency plans in the event that systems and services are not compliant.

    The Year 2000 readiness project was completed on schedule during the quarter ended October 31, 1999. The project consisted of eight phases: inventory, assessment, planning, remediation, loan origination testing, loan origination interface testing, other interfaces and core business systems validation and testing, and business community planning. We do not expect any additional significant costs of making our computer systems Year 2000 compliant.

    The Company believes that given the hardware and software replacement/modifications that it successfully completed, the risk of material financial loss or operational disruption that might lead to financial loss is low to medium. However, due to the nature of the mortgage banking industry there are a significant number of outside third party interfaces that the Company relies on for conducting business effectively. Their level of compliance significantly influences the Company's level of risk of disruption to operations, which ultimately impacts the Company's results of operations and financial condition.

    The Year 2000 project plan calls for a fall back to manual procedures if absolutely necessary, but the Company considers Year 2000 to be a critical project and is addressing it as such.